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FOR IMMEDIATE RELEASE


FORD MOTOR COMPANY ANNOUNCES MAJOR SHAREHOLDER VALUE ACTIONS, REFLECTING COMPANY'S RAPID TRANSFORMATION AND CONFIDENCE IN OUTLOOK

- Value Enhancement Plan, Including $20 Cash Per Share or Additional Stock

- 100 Percent Distribution of Visteon Shares to Ford Shareholders

- Expanding Casting Operations Partnership to Increase Focus and Drive Growth


DEARBORN, Mich., April 14, 2000 - The Board of Directors of Ford Motor Company [NYSE: F] has approved three major actions to further the company's transformation into a consumer-focused business and effectively reward shareholders:
o A Value Enhancement Plan that offers Ford shareholders new Ford shares plus either $20 cash per share or new Ford shares of equivalent value;
o An independence plan for Visteon Corporation, the company's $19 billion automotive components and systems subsidiary, whereby Ford shareholders will receive 100 percent of Visteon shares; and
o A plan to include Canada's Windsor and Essex aluminum plants in an expanded version of its current joint venture with ALFA to increase focus and drive new growth.

"This innovative and unprecedented Value Enhancement Plan reflects our confidence in the outlook for our business and an absolute commitment to rewarding our shareholders," said Ford Motor Company Chairman Bill Ford. "We believe independence for Visteon will result in it being a stronger competitor and is in the best long-term interest of both Visteon employees and Ford Motor Company shareholders."

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"These pioneering actions will allow us to immediately reward our shareholders and accelerate our transformation into a leading consumer-focused company," said Ford CEO and President Jac Nasser. "Over the past few years, we have undertaken many efforts to improve our car and truck business, including increasing customer satisfaction. In addition, we have positioned the company for profitable growth in financial services, automotive consumer services, the Premier Automotive Group, Hertz and e-business. We also have added strong global brands such as Volvo and Kwik-Fit and, most recently, announced plans to acquire Land Rover."

Value Enhancement Plan
----------------------
As part of the Value Enhancement Plan, Ford shareholders will exchange their current Ford common and Class B shares for new Ford common and Class B shares. In addition, shareholders will have the right to receive either $20 cash per share or the equivalent value in new Ford common shares. The total cash distribution will be limited to $10 billion.

Importantly, the proposed plan will allow shareholders to increase their equity in the company by electing to receive additional Ford common shares. It is expected that Ford Motor Company executives will make this election and more fully align themselves with shareholders.

"This action is indicative of the new mindset at Ford Motor Company and our confidence in the future," said Bill Ford. "It is shareholder-friendly because it offers all shareholders an option, the choice of cash or increased ownership."

The record and effective dates as well as other details regarding the plan will be included in a proxy statement, which the company expects to mail to shareholders in the early summer.

The Company plans to adjust its dividend so that those shareholders who choose to receive the stock instead of cash will receive approximately the same amount of annual dividends.

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                                      -3-

This action is subject to review by the Securities and Exchange Commission and shareholder approval. It is expected to be completed this summer.

Visteon Independence
--------------------
"The strength of Visteon will help Ford and the strength of Ford will help Visteon," said Nasser. "We believe independence will allow Visteon to unleash its entrepreneurial spirit, making it a very powerful force in the industry."

In a single step, Ford Motor Company will distribute its 100 percent interest in Visteon to Ford common and Class B shareholders. Shareholders will receive a distribution of Visteon stock based on the number of Ford shares they own and the total number of Ford shares outstanding on the distribution record date. The distribution ratio will be announced after the record date and the distribution is expected to be made during the summer. Specific record and distribution dates will be established after Securities and Exchange Commission clearance of Visteon's Registration Statement, which is being filed today.

Visteon is well positioned to capitalize on key industry trends. The company, with $19 billion in annual revenue, is recognized as a leader in the areas where the industry is moving, such as systems integration and electronics. Visteon's broad array of products and innovative technologies, along with its global capabilities, provide strong opportunity for growth.

"I welcome the opportunity to lead Visteon as we move forward," said Visteon Chairman and Chief Executive Officer Peter J. Pestillo. "I am convinced that our people, technology and systems expertise position us well to be a leader in a rapidly changing industry and to grow our business."

Expanding Casting Partnership
-----------------------------
Ford Motor Company's joint venture with ALFA will be expanded to include Ford's Windsor Aluminum and Essex Aluminum plants. This transaction will increase Ford's current 20

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                                      -4-

percent stake in the joint venture and create a pre-eminent, global aluminum castings company with operations renowned for technology and quality leadership.

The existing joint venture between the two companies, Nemak, was formed in 1979 and produced approximately six million aluminum castings in 1999 for a variety of automakers. The Windsor and Essex plants currently produce cylinder heads, pistons and cylinder blocks.

Dividend Declaration
--------------------
The Board also declared a second-quarter dividend of 50 cents a share on the company's common and Class B stock - unchanged from the prior quarter.

The Board will maintain a dividend of 51.5625 cents a share on the depositary shares representing the company's Series B Cumulative Preferred Stock. The dividend on the Series B Preferred Stock equals the quarterly amount of the annual cumulative dividend of $2.0625 per depositary share.

The second-quarter dividends are payable on June 1, 2000 to shareholders of record on May 2, 2000.

"Today's actions reflect our intense effort to transform and strengthen our overall business, unleash the spirit of the Ford team, better connect with customers, and reward shareholders while maintaining strategic flexibility," Nasser said.

Goldman, Sachs and Co. served as financial advisors on the Value Enhancement Plan and the Visteon distribution.

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4/14/2000